SQUAREAT

Taste the future

TABLE OF CONTENTS

SQUAREAT PURPOSE
page 3

WHY A “READY TO EAT” MEAL PLAN? *page 4*

PROBLEMS OF EXISTING MEAL PLANS
page 5

CAUSES
page 6

SQUAREAT SOLUTIONS
page 7

OUR PRODUCT
pages 8-9-10

OUR SUBSCRIPTIONS
Page 11

SQUAREAT VS LOCAL MEAL PLANS
pages 12-13-14

VISION BY CHANNEL
page 15

TARGET CLIENTS
page 16-17

MARKETING
pages 18-19-20

USA MARKET
page 21-22

SQUAREAT MAIN METRICS
page 23

SQUAREAT 2021-2025
page 24

WHAT WE HAVE DONE SO FAR
page 25

FUTURE UPSIDE
pags 26

SQUAREAT TEAM
page 27

SEEDS INVESTORS ROUND
page 28-29

SQUAREAT PURPOSE

Revolutionize the *“ready to eat”* and *“meal plan”* industry with a **new concept of food:**

Tasty & 100% natural food with nutrients preserved at best

Long lasting without additives: Up to 3 weeks !

Customizable in size and quantity to achieve the exact nutrients’ intake needed

Eco sustainable: production with minimal waste of food & material

WHY A "READY TO EAT" MEAL PLAN?



NO
SHOPPING

NO
COOKING

NO
CLEANING

NO
STRESS

NO
JUNK FOOD

PROBLEMS OF EXISTING MEAL PLANS

- Nutrients not preserved
- Food has short life
- Not available on instant delivery apps (UberEats)
- Multiple deliveries x week
- Food waste during prep
- Poor menù variety
- Poor taste
- Food has to look good
- Production depends on orders
- Packaging & storage not optimized

Customer point of view

Operator point of view

CAUSES

Traditional cooking & preparation

∨

Poor flavours, slow production, impact on nutrients

Standard conservation

∨

Short food life & multiple weekly deliveries

Common plastic packaging

∨

Waste of space, food & material

Constrained operations

∨

Interlinked cooking, packing & delivery

SQUAREAT SOLUTIONS



Modern cooking techniques

Preserved nutrients, Fast & mass production

Healthy Gourmet Recipes

Tasty & perfected ingredient combinations

Long lasting without additives

Fridge: up to 3 weeks Frozen: up to 3 months

Standardized squared modular food

50g Squares, Balanced intake & Easy to store

Only 1 weekly* delivery

Same freshness, Light operations & Non stressed customers

*Could be even less but initially will be 1 x week to assess market acceptance

SQUAREAT IS 100% NATURAL & LONG LASTING

- 18 months of research and trials developing an innovative process and +20 recipes with vegetables, fruits, meat, poultry, fish, nuts, etc...
- Squares last up to 3 weeks in the refrigerator without additives and with no loss in nutritional values.
- We can use almost 100% of any ingredient with minimal waste.
- Customers can skip planned meals even if their schedule changes last minute, without worrying about waste.
- We can deliver only once per week vs. competitors' need of almost daily deliveries.

Chicken
"dry, fibrous & stringy"



CHICKEN SQUARE
"tender sausage"

Asparagus
"dry, fibrous & stringy"



ASPARAGUS SQUARE
"delicate patty"

Sweet potato
"dry, fibrous & stringy"



SWEET POTATO SQUARE
"velvety & mushy potato"

READY TO EAT & VERSATILE TO WARM UP

Our Squares are individually sealed in a microwavable film with an easy-open cut on the bottom. You can quickly eat it on the go or reach your favorite texture by using different warm up methods:



Ready to eat	Ready to eat	30 seconds	5 minutes	5 minutes	7 minutes
Eat on the go	**From the fridge**	**Microwaved**	**Pan**	**Boiled**	**Oven**
No silverware needed! Eat nutrient & healthy food conveniently!	*Fresh! Suggested for Fruits, Nuts & Dairy Squares*	*Fast & Soft*	*Sauteed & Crispy*	*Delicate & Tender*	*Baked & Crusty*

ORDER IT!

Each **Meal-Box** will come in a **recycleble & cool designed packaging** with inside **4** or **6 Squares, individually sealed** for a maximized **consumption flexibility.** **Sauces** will be included **on the side**.




9:41
SQUAREAT
Videos
View all
Subscription categories
Selected
Premium
Vegetarian
Meal-Boxes

Sign up > Discover your needs > See our suggestions > Subscribe

Just relax > Freshly delivered > No stress consumption > Enjoy it!

OUR SUBSCRIPTIONS

- **5 different subscriptions**, each one composed by 5 assorted Meal-Boxes available in **small** (4-50g squares) or **regular** (6-50g squares) sizes.
- Customers can **subscribe simultaneously** to more than one subscription receiving multiples of **5 Meal-Boxes per week** (5/10/15/20) per each subscription.
- **App** will guide customers through every step, **suggesting** them what they **need to eat** based on an algorithm.

	GOOD MORNING	LIFESTYLE	PREMIUM	VEGETARIAN	ATHLETIC
	How does it feel to wake up with the breakfast ready?	*Low carbs, High proteins, Top quality*	*Exclusive Meal-Box combination, Rich in Omega 3*	*High protein % & Soy free vegetarian diet*	*Harder, better, faster, stronger!*
What's inside	**- Pancakes - Fruits**	**- Seabass / Pork - Cottage cheese - Potato / Sweet potato - Vegetables**	**- Seabass / Fish / Cured Salmon - Hazelnut / Fruits - Potato / Sweet potato / Basmati**	**- Frittata - Chickpea - Hazelnut / Fruits - Cottage cheese - Vegetables**	**- Chicken / Beef / Pork - Potato / Sweet potato - Vegetables**

PRODUCTION CHAIN ADVANTAGES



Same day / time pressure
EXISTING MEAL PLANS
Raw food
Storage
Cook
Assemble order
Ready to Go!
2/3 Weekly deliveries
Unconstrained operations
SQUAREAT
Raw food
Transform in Squares
Storage
Assemble order
Ready to Go!
1 Weekly delivery*
Give longer life to food

*Could be even less but initially will be 1 x week to assess market acceptance

SQUAREAT VS. EXISTING MEAL PLANS 1/2

Customer
point of view

Squareat & Most	Squareat & Some	SquarEat only		
No additives	Gifts for top subscriptions	Versatile to warm up	Consumption flexibility	Tasty
Ready to eat	Nutritionally balanced	Preserved nutrients	Real gourmet recipes	Eco sustainable

Squareat & Most

Squareat & Some

***SquarEat** only*

SQUAREAT VS. EXISTING MEAL PLANS 2/2

Operator
point of view

Long lasting products

Just 1 weekly delivery

Strong brand identity

Same location for Lab & Store

Scalable model

Subscription model

B2B channel

Optimized operations

Minimal storage occupance

Minimal waste

Squareat & Most

Squareat & Some

***SquarEat** only*

VISION BY CHANNEL (MIAMI LAUNCH)



B2C APP & WEB SITE

Digitally support customers in all aspects related to maintain a **healthy lifestyle**, with a flexible offer between **5 different meal plans** customizable in sizes, easy available on our **app** or **web site,** and **freshly delivered**.



B2B GYMS

Allow customers to access the **product everywhere** through **branded fridges** and / or corners inside **gyms and sports centers**, and eventually offices, shops, universities and supermarkets.



FLAGSHIP RETAIL STORE

Complete area's coverage by serving turists and residents on the spot at no additional costs (premises shared with lab). The **connection with instant delivery apps** (UberEats) will improve our service and give us **more brand exposure**.

B2C CLIENTS

Athletic

Has to plan what / when to eat

Healthy

Wants to save money, stress less, and get taste

Professional

Needs to optimize time & space

Smart worker

Has very limited options if she / he hates cooking

Bad habits

Would like to change lifestyle

B2B CLIENTS

PHASE 1	PHASE 2			LONG TERM	
Gyms	Offices	Universities	Catering & Events	Super markets	Airlines meals

MARKETING EDGE & OFFERS

Instant delivery apps service

Increase catchment area and serve customers during night hours when options are limited

Business partnerships

Mutual discounts with local business to achieve more awareness in the area

Gift merchandizing

T-shirts, masks, hats & stickers: increase brand exposure rewarding top subscriptions

Founders' network

150K followers in the Miami area plus a network of gyms & local businesses

MARKETING STRATEGY

VALIDATION PERIOD: ORGANIC MARKETING* | RAMP-UP**

Influencers' sponsorship	B2B gyms & sport centers	Organic interactions	Events (Pools, gyms)	Paid marketing
Discounts codes for customers and constant % fee on subscriptions' revenues to influencers	*Increase customer touchpoints, targeting clients in the perfect environment*	*Target clients through a daily scanning of social media platforms and "force" interactions*	*Brand exposure increasing brand value & generating additional ravenues*	*Devise & implement a structured marketing plan to maximize conversion of invested dollars*
TRUST		**AWARENESS**		

** year 1 with no upfront paid marketing investment at loss before the product is validated.*

*** from year 2 - can be anticipated in case of a large capital raise.*

MARKETING AT NO UPFRONT COSTS

3 M COMBINED FANBASE

- Influencer 1: 947K
- Influencer 2: 243K
- Influencer 3: 174K
- ...

subscription discounts

App / Web Customers

constant stream of income

150K

Founders fanbase

Paulodasilva_fit
Vinsmia
Marialaura.vf

Personal network

2 Gyms

6 Outlets

in store boxes & better customer service

Gyms Customers

additional revenues

PEERS' BENCHMARK

	SQUAREAT	Freshly	Fresh & Lean	Factor	Trifecta	Snap Kitchen	Fit box	Clean Meals	Royalty fit meals	Farm to fork	Athletics fit
APP	✓	✓	✓	✓	✓	✓	✗	✗	✗	✗	✗
FLAGSHIP STORE	✓	✗	✗	✗	✗	✗	✗	✓	✗	✗	✗
B2B CHANNEL	✓	✗	✗	✗	✗	✗	✓	✓	✓	✗	✓
FOOD QUALITY	★★★	★★	★★	★	★★	★★	★★	★★	★★	★★	★★
HEALTHY RECIPES	All	Some	Most	Most	Most	Some	Most	Most	Most	Most	Most
PRICE	$ $	$ $	$ $	$ $	$ $	$ $	$	$	$	$	$
CONSERVATION	3 / 4 weeks	2 weeks	2 weeks	2 weeks	2 weeks	2 weeks	3 days	3 days	3 days	3 days	3 days
CUSTOMIZABLE	✓	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗
WEEKLY DELIVERIES	less than 1	1	1	1	1	1	2	2	2	2	2
ECO SUSTAINABLE	✓	✗	✗	✗	✓	✗	✗	✗	✗	✗	✗
NATIONWIDE	✗ *coming soon*	✓	✓	✓	✓	✓	✗	✗	✗	✗	✗

USA "MEALS DELIVERY" MARKET SIZE*

$2.3 bn

Meal kit delivery services

$3.2 bn

Healthy prepared food delivery services

$255 mn

*10 most representative Meal plan players***

Projected annual growth	13%	12%

*** Combined figure, 7 players with revenues below $2.5 mn*

**Data as of 2019 / 2020*

SQUAREAT MAIN METRICS

	N° to Breakeven	MealBox x week	Revenues x week	Gross margin
B2C SUBS	135 ACTIVE	13	$83	77%
B2B GYMS	6 ACTIVE	60	$752	88%
RETAIL SHOPS*	1 ACTIVE	87	$1176	89%

*premises shared with Lab

SQUAREAT 2021-2025



$40.6 M
L.A.
$28.8 M
New York
Miami
$18.9 M
$6.2 M
$1.9 M
$0.3 M
$0.0 M

Year	1H21	2021	1H22	2022	2023	2024	2025
Boxes / week / subs.	10	10	10	10	10	10	10
Revenues / week / subs.	$90.4	$90.4	$90.4	$90.5	$92.0	$92.0	$92.0
Period-end subs.	2	54	687	1,270	3,933	5,791	7,856
Subscriptions Revenues	$0.0 M	$0.2 M	$1.4 M	$5.0 M	$16.2 M	$24.3 M	$34.3 M
Gym Revenues	$0.0 M	$0.1 M	$0.2 M	$0.5 M	$1.2 M	$2.1 M	$3.0 M
Retail / Instant delivery Revenues	$0.0 M	$0.0 M	$0.2 M	$0.6 M	$1.6 M	$2.4 M	$3.3 M
Total Revenues	**$0.0 M**	**$0.3 M**	**$1.9 M**	**$6.2 M**	**$18.9 M**	**$28.8 M**	**$40.6 M**
Gross Margin%	*83.0%*	*81.1%*	*80.3%*	*79.9%*	*80.2%*	*80.8%*	*81.5%*
EBITDA	**($0.1 M)**	**($0.2 M)**	**$0.0 M**	**$0.1 M**	**$1.2 M**	**$3.6 M**	**$7.7 M**
EBITDA %	**-**	**(51.2%)**	**1.6%**	**2.3%**	**6.2%**	**12.3%**	**19.0%**

These are forword looking projections and are not guaranteed

WHAT WE HAVE DONE SO FAR

Nutritional research & Production chain validation	Graphics, Design & Brand identity lay outs	Web site, App, Backend & Backoffice development	Marketing & Communication strategy	Business plan & Pricing study	Raised $200k from founders and investors

FUTURE UPSIDE

Save from volumes

Food, materials & packaging

Robotic improvements

Maximize production & lower labor costs

Infrastructure expansion

Maintain a central full lab with storages in support

Product range

More squares & juices with the same preparation

Nationwide delivery

With cardboard refrigerated boxes

Solar energy

Build a 100% autonomous pollution-free lab

THE TEAM



Paolo Cadegiani
Business Development & Brand

Industrial Design Degree from Brera Academy Milan, ISSA certified personal trainer, already 1UP Nutrition ambassdor,
Miami resident since 2013 and active member of the city's fitness community,
+5 years experience in Food & Beverage Industry.



Alessandro Della Nina
Finance & Accounting

Private Equity Investment professional (London based), former McKinsey, Co-founder and investor of several businesses (restaurant chain, grocery e-commerce, university test prep), MBA from INSEAD and MsC from Universtità Bocconi Milan, both with distinction.



Maria Laura Vacaflores
Marketing & Sales

International Commerce degree from the Private University of Santa Cruz.
Former event and guest coordinator of "Forte dei Marmi" Miami Beach,
Yacht concierge of Miami South Beach Charters.



Stefano Bucci
Tech Area & Communication

Developer with +10 years experience, Master in Digital Comunication at Scuola Politecnica di Design di Milano,
Degree in Industrial Design at La Sapienza Rome.



Vincenzo Foglia
Operations & Sourcing

Former General Manager of "Segafredo Lincoln Road" Miami South Beach,
ISSA certified personal trainer, Miami resident since 2009 and active member of the city's fitness community,
+10 years experience in-Food & Beverage Industry.

WEFUNDER TARGET ROUND: $ 700K*

START-UP COSTS	RAMP-UP COSTS				
Equipment, Legal, R&D & Cash buffer	**Operations** *Cooks, Drivers & Trucks*	**Central FTEs** *Managment & Marketing*	**Other OH** *Rents, Software & Accounting*	**WeFunder fee**	**Marketing** *Paid ads*
$ 100k	**$ 193k**	**$ 79k**	**$ 68k**	**$ 52.5k**	**$ 307.5k**

Contributed by founders

$ 700k
from WeFunder

BP presented in previous slides is based on the campaign's minimum of $300k ($200k already raised + $100k WeFunder minimum), which includes paid marketing investments only from year 2. This larger capital injection would accelerate growth from year 1.

INVESTORS’ PERKS

Investment amount	Stickers	Discount on meal plans (until exit)		Hat	T-shirt
$1,000	✓	1 y	10%	✗	✗
$2,500	✓	1.5 y	10%	✓	✗
$5,000	✓	2 y	15%	✓	✓ 2x
$10,000	✓	3 y	15%	✓	✓ 2x

** alternatively those living outside Miami can choose supplies of squares for 5 / 7.5 / 10 / 12.5% of the invested amount.*